UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DRUGMAX, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

262240 10 4

(CUSIP Number)

Jugal K. Taneja, 25400 US Highway 19 North, Suite 137, Clearwater, Florida 33763, (727) 533-0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP NO. 262240 10 4	13D	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jugal K. Taneja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,677,707* 8 SHARED VOTING POWER 4,092,500** 9 SOLE DISPOSITIVE POWER 1,677,707* 10 SHARED DISPOSITIVE POWER 4,092,500**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,500**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54% Based upon 7,616,476 shares of common stock outstanding on January 1, 2003 (7,178,976 actual shares outstanding plus 437,500 options issuable to Messrs. Taneja and LaGamba).

14	TYPE OF REPORTING PERSON IN

*	Includes 122,462 shares beneficially owned by Dynamic Health Products, Inc., 300,000 shares held of record by 21st Century Healthcare Fund, LLC, a limited liability company of which Jugal K. Taneja is the principal, 48,378 shares held of record by The First Delhi Trust, a trust established for the benefit of Mr. Taneja’s children, 424,555 shares beneficially owned by Carnegie Capital, Ltd., a family limited partnership in which Jugal K. Taneja is the general partner, 137,802 shares held of record by Mr. Taneja, 469,510 shares held of record by Manju Taneja, his spouse, and 217,500 shares issuable to Mr. Taneja upon the exercise of stock options that are currently exercisable. Mr. Taneja disclaims beneficial ownership of the shares held by his spouse.
**	Includes all of the shares set forth above plus 600,000 shares beneficially owned by SMW Capital Group, L.P., 438,770 shares owned by William L. LaGamba, 122,868 shares beneficially owned by Michele LaGamba, Mr. LaGamba’s spouse, 86,987 beneficially owned by Mr. LaGamba as custodian for his minor-aged children, 220,000 shares issuable to Mr. LaGamba upon the exercise of stock options that are currently exercisable, 490,584 shares owned by Mihir Taneja and 485,584 shares owned by Mandeep Taneja, pursuant to a Voting and Support Agreement between all of the foregoing shareholders. See response to Item 2 to this Schedule 13D.

CUSIP NO. 262240 10 4	13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William L. LaGamba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 838,625* 8 SHARED VOTING POWER 4,092,500** 9 SOLE DISPOSITIVE POWER 838,625* 10 SHARED DISPOSITIVE POWER 4,092,500**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,500**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54% Based upon 7,616,476 shares of common stock outstanding on January 1, 2003 (7,178,976 actual shares outstanding plus 437,500 options issuable to Messrs. Taneja and LaGamba).

14	TYPE OF REPORTING PERSON IN

*	Includes 438,770 shares owned by William L. LaGamba, 122,868 shares beneficially owned by Michele LaGamba, Mr. LaGamba’s spouse, 86,987 beneficially owned by Mr. LaGamba as custodian for his minor-aged children and 220,000 shares issuable to Mr. LaGamba upon the exercise of stock options that are currently exercisable. Mr. LaGamba disclaims beneficial ownership of the shares held by his spouse.
**	Includes all of the shares set forth above plus 122,462 shares beneficially owned by Dynamic Health Products, Inc., 300,000 shares held of record by 21st Century Healthcare Fund, LLC, a limited liability company of which Jugal K. Taneja is the principal, 48,378 shares held of record by The First Delhi Trust, a trust established for the benefit of Mr. Taneja’s children, 424,555 shares beneficially owned by Carnegie Capital, Ltd., a family limited partnership in which Jugal K. Taneja is the general partner, 137,802 shares held of record by Mr. Taneja, 469,510 shares held of record by Manju Taneja, his spouse, 217,500 shares issuable to Mr. Taneja upon the exercise of stock options that are currently exercisable, 600,000 shares beneficially owned by SMW Capital Group, L.P., 490,584 shares owned by Mihir Taneja and 485,584 shares owned by Mandeep Taneja, pursuant to a Voting and Support Agreement between all of the foregoing shareholders. See response to Item 2 to this Schedule 13D.

CUSIP NO. 262240 10 4	13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dynamic Health Products, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,462*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON CO

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 21 Century Healthcare Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON OO

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The First Delhi Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,378*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON OO

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carnegie Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,555*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON PN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Manju Taneja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,310 **

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON IN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.
**	Includes 469,510 shares held of record by Manju Taneja, 137,802 shares held of record by Mr. Jugal K. Taneja, her spouse, and 175,000 shares issuable to Mr. Taneja upon the exercise of stock options that are currently exercisable. Mrs. Taneja disclaims beneficial ownership of the shares and options held by her spouse.

CUSIP NO. 262240 10 4	13D	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SMW Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON PN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michele LaGamba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,616 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON IN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.
**	Includes 122,868 shares beneficially owned by Michele LaGamba, 438,770 shares owned by William L. LaGamba, her spouse, 86,987 beneficially owned by Mr. LaGamba as custodian for his minor-aged children and 190,000 shares issuable to Mr. LaGamba upon the exercise of stock options that are currently exercisable. Mrs. LaGamba disclaims beneficial ownership of the shares and options held by her spouse.

CUSIP NO. 262240 10 4	13D	Page 15 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mihir Taneja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,584*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON IN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

CUSIP NO. 262240 10 4	13D	Page 16 of 27 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mandeep Taneja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0* 8 SHARED VOTING POWER 0* 9 SOLE DISPOSITIVE POWER 0* 10 SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,584 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6% Based upon 7,178,976 shares of common stock outstanding on January 1, 2003.

14	TYPE OF REPORTING PERSON IN

*	As discussed in further detail in response to Item 2 to this Schedule 13D, on April 26, 2004, the Reporting Person entered into an Amended and Restated Voting and Support Agreement and appointed Jugal K. Taneja and William L. LaGamba as its attorneys-in-fact to vote its shares in conformance with the recommendations of the Board of Directors of DrugMax, Inc. in connection with certain corporate actions. The Voting and Support Agreement, which also prohibits the Reporting Person from transferring the Reporting Persons shares during the term of the agreement, expires on July 20, 2004.

Page 17 of 27 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of DrugMax, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 25400 US Highway 19 North, Suite 137, Clearwater, Florida 33763.

Item 2.	Identity and Background.

This statement is filed jointly by the persons set forth below (the “Reporting Persons”). The address and other information for each Reporting Person is set forth next to their name:

a)	Jugal K. Taneja – Mr. Taneja is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Taneja’s business address is 25400 US Highway 19 North, Suite 137, Clearwater, Florida 33763. The Company is a full-line, wholesale distributor of pharmaceuticals, over-the-counter products, health and beauty care aids, nutritional supplements, and other related products. The Company is headquartered in Clearwater, Florida and maintains distribution centers in Pennsylvania, Ohio and Louisiana. The Company distributes its products primarily to independent pharmacies in the continental United States, and secondarily to small and medium-sized pharmacy chains, alternative care facilities and other wholesalers.

b)	Manju Taneja – Mrs. Taneja is Mr. Taneja’s spouse. She is a housewife. Her residence address is 7270 Sawgrass Point Drive, Pinellas Park, FL 33782.

c)	William L. LaGamba—Mr. LaGamba is the President and a director of the Company. His business address is 25400 US Highway 19 North, Suite 137, Clearwater, Florida 33763. The Company is a full-line, wholesale distributor of pharmaceuticals, over-the-counter products, health and beauty care aids, nutritional supplements, and other related products. The Company is headquartered in Clearwater, Florida and maintains distribution centers in Pennsylvania, Ohio and Louisiana. The Company distributes its products primarily to independent pharmacies in the continental United States, and secondarily to small and medium-sized pharmacy chains, alternative care facilities and other wholesalers.

d)	Michele LaGamba—Mrs. LaGamba is Mr. LaGamba’s spouse. She is a housewife. Her residence address is 5421 Karlsburg Place, Palm Harbor, Florida 34685

e)	Mihir Taneja – Mihir Taneja is Jugal K. Taneja’s adult son. He currently is the Chief Executive Officer and a director of Innovative Companies, Inc., a Florida corporation. His business address is 6950 Bryan Dairy Road, Largo, Florida 33777.

f)	Mandeep Taneja – Mandeep Taneja is Jugal K. Taneja’s adult son. He currently is the Chief Executive Officer, President and a director of Dynamic Health Products, Inc. (“Dynamic”), a Florida corporation. His business address is 6911 Bryan Dairy Road Suite 210, Largo, FL 33777.

g)

Dynamic Health Products, Inc. – Dynamic is a public company that distributes proprietary and nonproprietary dietary supplements, over-the-counter drugs, and health and beauty care products. Its business address is 6911 Bryan Dairy Road, Suite 210, Largo, Florida 33777. Jugal K. Taneja is presently the Chairman of the Board of Dynamic and Mandeep Taneja is the Chief Executive Officer and a director of Dynamic. Jugal K. Taneja has beneficial ownership of approximately 52.0% of the

Page 18 of 27 Pages

outstanding voting stock of Dynamic. Members of his immediate family own in the aggregate an additional 24.0% of the outstanding voting stock of Dynamic. William L. LaGamba, the Company’s President and Chief Operating Officer, is also a stockholder of Dynamic, with beneficial ownership of approximately 28.2% of the outstanding voting stock of Dynamic.

h)	21st Century Healthcare Fund, LLC – 21st Century Healthcare Fund, LLC is a Florida limited liability holding company. It is owned and controlled by Jugal K. Taneja. Its business address is 6950 Bryan Dairy Road, Largo, Florida 33777.

i)	The First Delhi Trust – The First Delhi Trust was established by Jugal K. Taneja for the benefit of his children. Its business address is 6950 Bryan Dairy Road, Largo, Florida 33777.

j)	Carnegie Capital, Ltd. — Carnegie Capital, Ltd. is a Florida limited partnership. It is owned and controlled by Jugal K. Taneja. Its business address is 6950 Bryan Dairy Road, Largo, Florida 33777.

k)	SMW Capital Group, L.P. – SMW Capital Group, L.P. is a Florida limited partnership. Mr. Stephan M. Watters owns all of the shares of Summerford Capital, Inc., the general partner of SMW Capital Group, L.P. Its business address is PO Box 818, Oldsmar, Florida 34677.

All of the Reporting Persons that are individuals identified in this Item 2 are United States citizens.

During the past five years, none of the Reporting Persons or other individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

All of the shares to which this schedule relates were previously owned by the shareholders. The individual, trust and partnership shareholders originally acquired such shares with personal funds and the corporate shareholders acquired their shares with working capital.

Item 4.	Purpose of Transaction.

On or about January 27, 2004, the Reporting Persons entered into a Voting and Support Agreement pursuant to which they agreed to vote their shares of Common Stock as recommended by the Company’s board of directors with regard to any mergers and/or acquisitions by or involving the Company approved by the board of directors. In furtherance thereof, the parties granted their proxies and appointed Jugal K. Taneja and William L. LaGamba as their attorneys-in-fact to vote their shares of common stock as required by the Voting and Support Agreement. The Voting and Support Agreement also prohibits the Reporting Persons from selling their shares of Common Stock other than in connection with an approved merger and/or acquisition.

The Voting and Support Agreement and the proxies delivered in connection therewith were set to expire on April 27, 2004. This Schedule 13D is being filed to report that, on April 26, 2007, the Reporting Persons agreed to extend the Voting and Support Agreement to July 20, 2004.

Page 19 of 27 Pages

The foregoing summary of the Voting and Support Agreement, as amended, and proxies, as amended, is qualified in its entirety by the copy of the Amended and Restated Voting and Support Agreement attached hereto as Exhibit 1.

Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Persons’ beneficial ownership of shares of common stock of the Company is incorporated by reference to Item 11 of such Reporting Persons Cover Page. As a result of the Voting and Support Agreement (and the proxies delivered in connection therewith) all of the Reporting Persons as a group may be considered a group within the meaning of Section 13(d)(3) of the Act. The total number of shares of common stock of the Company beneficially owned by the group is 4,092,500 which consist of 122,462 shares beneficially owned by Dynamic Health Products, Inc., 300,000 shares held of record by 21st Century Healthcare Fund, LLC, a limited liability company of which Jugal K. Taneja is the principal, 48,378 shares held of record by The First Delhi Trust, a trust established for the benefit of Mr. Taneja’s children, 424,555 shares beneficially owned by Carnegie Capital, Ltd., a family limited partnership in which Jugal K. Taneja is the general partner, 137,802 shares held of record by Mr. Taneja, 469,510 shares held of record by Manju Taneja, his spouse, 217,500 shares issuable to Mr. Taneja upon the exercise of stock options that are currently exercisable, 600,000 shares beneficially owned by SMW Capital Group, L.P., 438,770 shares owned by William L. LaGamba, 122,868 shares beneficially owned by Michele LaGamba, Mr. LaGamba’s spouse, 86,987 beneficially owned by Mr. LaGamba as custodian for his minor-aged children, 220,000 shares issuable to Mr. LaGamba upon the exercise of stock options that are currently exercisable, 490,584 shares owned by Mihir Taneja and 485,584 shares owned by Mandeep Taneja.

(b) The number of shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition is incorporated by reference to Items 7 through 10 of such Reporting Persons’ Cover Page.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4.

Item 7.	Materials to be Filed as Exhibits.

(1)	Voting and Support Agreement by and among the Reporting Persons

(2)	Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

Page 20 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, as of April 26, 2004.

SMW Capital Group, L.P.	Dynamic Health Products, Inc.
By: /s/ Stephen M. Watters
By: Summerford Capital, Inc.	By: /s/ Mandeep K. Taneja
Name: Mandeep K. Taneja
By: /s/ Stephen M. Watters	Title: CEO
Stephan M. Watters, President

/s/ Stephen M. Watters Stephen M. Watters	/s/ William L. LaGamba William L. LaGamba

/s/ Jugal K. Taneja Jugal K. Taneja

/s/ Manju Taneja Manju Taneja	/s/ Mandeep K. Taneja Mandeep K. Taneja

/s/ Michele LaGamba Michele LaGamba	/s/ Mihir Taneja Mihir Taneja

21st Century Healthcare Fund, LLC	The First Delhi Trust

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G.P.	By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: Trustee

Carnegie Capital, Ltd.

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G/.P.

Page 21 of 27 Pages

EXHIBIT INDEX

(1)	Amended and Restated Voting and Support Agreement by and among the Reporting Persons

(2)	Joint Statement Regarding Joint Filing of Schedule 13D, as required by Rule 13d-1(k)(1) under the Exchange Act.

Page 22 of 27 Pages

Exhibit 1

AMENDED AND RESTATED VOTING AND SUPPORT AGREEMENT

This AGREEMENT is dated April 26, 2004 (this “Agreement”) by and among the undersigned stockholders (collectively, the “Shareholders”) of DrugMax, Inc., a Nevada corporation (“DMAX”).

W I T N E S S E T H:

WHEREAS, to facilitate the investigation, consideration, negotiation and consummation of certain preliminary inquiries being contemplated by DMAX regarding potential acquisitions and/or merger opportunities (“Potential Transactions”), the Shareholders have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Provisions Concerning Shares. (a) If any Potential Transaction is approved by the Board of Directors of DMAX and recommended for approval by the shareholders of DMAX, each Shareholder hereby agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 below, at any meeting of the holders of shares of DMAX Common Stock (the “Common Stock”), however called, or in connection with any written consent of the holders of shares of Common Stock in lieu of a meeting, such Shareholder shall vote (or cause to be voted) the shares held of record or Beneficially Owned (as defined below) by such Shareholder, whether heretofore owned or hereafter acquired, (i) in favor of the Potential Transaction and any actions required in furtherance thereof and hereof and (ii) in favor of any amendment to the articles of incorporation of DMAX required to effectuate the Potential Transaction, including any amendment required to increase the number of DMAX’s authorized shares. For purposes of this Agreement, “Beneficially Own” or “Beneficial Ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person shall include securities Beneficially Owned by all other persons with whom such person would constitute a “group” as within the meanings of Section 13(d)(3) of the Exchange Act.

2. Other Covenants, Representations and Warranties. Each Shareholder hereby agrees, severally and not jointly, represents and warrants as to itself to the other Shareholders as follows:

(a) Ownership of Shares. Each Shareholder has, with respect to the Shares Beneficially Owned by such Shareholder, sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and, subject to the receipt of any required governmental approvals, sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Shares Beneficially Owned by such Shareholder, with no limitations, qualifications or restrictions on such rights.

(b) Restriction on Transfer. Such Shareholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this provision terminates pursuant to Section 4 hereof: (i) except as contemplated hereby or by any Potential Transaction, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender,

Page 23 of 27 Pages

pledge, encumbrance, assignment or other disposition of, any or all of their Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares Beneficially Owned by such Shareholder into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling any of them from performing his or her obligations under this Agreement, in each case, except for the transactions contemplated by the Potential Transaction.

(c) Confidential Information. Each of the undersigned recognize that, during the term of this Agreement, the undersigned may become exposed to or become informed of certain proprietary information of DMAX, including information related to a Potential Transaction (“Confidential Information”). The undersigned agrees not to, other than for the specific purposes contemplated by this Agreement, disclose or use, for its own benefit or the benefit of third parties, any of DMAX’s Confidential Information and to keep all such information confidential. The undersigned shall use the same safeguards as it uses to protect its own confidential information of similar character, but at least using reasonable care, and it shall not disclose the Confidential Information to any third party. Confidential Information shall not include information which (i) is or becomes public knowledge through no fault or omission of the undersigned; (ii) is lawfully obtained by the undersigned from a third party under no obligation of confidentiality concerning such information; or (iii) is developed independently by the undersigned and without reliance upon the Confidential Information disclosed hereunder. The burden of proving any such exceptions to the definition of Confidential Information shall reside with the undersigned.

3. Proxy. To facilitate the foregoing, each of the undersigned agree to deliver a Proxy in the form attached hereto as Exhibit A. Further, from time to time, at the other party’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Potential Transaction.

4. Termination. This Agreement shall terminate upon the earlier of (a) the date the Potential Transaction negotiations are terminated by DMAX or (b) July 20, 2004.

5. Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and assigns. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the relevant parties hereto. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or

Page 24 of 27 Pages

in equity. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. This Agreement shall be governed and construed in accordance with the laws of the State of Florida, without giving effect to the principles of conflicts of law thereof. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

Page 25 of 27 Pages

IN WITNESS WHEREOF, the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SMW Capital Group, L.P.	Dynamic Health Products, Inc.
By: /s/ Stephen M. Watters
By: Summerford Capital, Inc.	By: /s/ Mandeep K. Taneja
Name: Mandeep K. Taneja
By: /s/ Stephen M. Watters	Title: CEO
Stephan M. Watters, President

/s/ Stephen M. Watters Stephen M. Watters	/s/ William L. LaGamba William L. LaGamba

/s/ Jugal K. Taneja Jugal K. Taneja

/s/ Manju Taneja Manju Taneja	/s/ Mandeep K. Taneja Mandeep K. Taneja

/s/ Michele LaGamba Michele LaGamba	/s/ Mihir Taneja Mihir Taneja

21st Century Healthcare Fund, LLC	The First Delhi Trust

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G.P.	By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: Trustee

Carnegie Capital, Ltd.

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G/.P.

Page 26 of 27 Pages

Exhibit A

PROXY

KNOW ALL MEN by these presents, that I,                     , do hereby nominate and appoint each of Jugal K. Taneja and William L. LaGamba as my true and lawful attorney for me and in my name at any meeting of the holders of shares of Common Stock (the “Common Stock”) of DrugMax, Inc., a Nevada corporation (“DMAX”), however called, or in connection with any written consent of the holders of shares of Common Stock in lieu of a meeting, to vote all the Common Stock owned or held, or standing in my name, in favor of the following propositions:

1.	Any acquisition and/or merger by or involving DMAX recommended and approved by the Board of Directors of the DMAX (a “Potential Transaction”); and

2.	Any actions required in furtherance thereof, including any amendment to the articles of incorporation of DMAX required to effectuate the Potential Transaction, including any amendment required to increase the number of DMAX’s authorized shares.

I further bestow upon each such attorney full power and authority to act for me and in my name at said meeting or in connection with such written consents as fully as I could do if actually present and acting. Said attorney may substitute for himself/herself as such attorney, any other person, and revoke such substitution, and any substitute so appointed shall have all the rights, power and authority that the person appointing him/her would have possessed but for such substitution. This proxy is coupled with an interest and may not be withdrawn prior to July 20, 2004.

Dated this 26th day of April, 2004.

Signature

WITNESSES:
Signature

Print Name

Signature

Print Name

Page 27 of 27 Pages

Exhibit 2

JOINT FILING AGREEMENT

The undersigned (each a “Reporting Person”) hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of DrugMax, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned, as of April 26, 2004. Each of the Reporting Persons further agrees that it responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Schedule 13D, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

SMW Capital Group, L.P.	Dynamic Health Products, Inc.
By: /s/ Stephen M. Watters
By: Summerford Capital, Inc.	By: /s/ Mandeep K. Taneja
Name: Mandeep K. Taneja
By: /s/ Stephen M. Watters	Title: CEO
Stephan M. Watters, President

/s/ Stephen M. Watters Stephen M. Watters	/s/ William L. LaGamba William L. LaGamba

/s/ Jugal K. Taneja Jugal K. Taneja

/s/ Manju Taneja Manju Taneja	/s/ Mandeep K. Taneja Mandeep K. Taneja

/s/ Michele LaGamba Michele LaGamba	/s/ Mihir Taneja Mihir Taneja

21st Century Healthcare Fund, LLC	The First Delhi Trust

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G.P.	By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: Trustee

Carnegie Capital, Ltd.

By: /s/ Jugal K. Taneja Name: Jugal K. Taneja Title: G/.P.